Filed pursuant to Rule 433

Registration Statement No. 333-190198

Relating to Preliminary Prospectus Supplement dated

September 9, 2014

FINAL TERMS AND CONDITIONS AS OF SEPTEMBER 9, 2014 OF

ECOPETROL S.A. 4.125% NOTES DUE 2025

ISSUER:	Ecopetrol S.A.
SECURITY:	4.125% Notes Due 2025
RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).
PRINCIPAL AMOUNT:	$1,200,000,000
MATURITY:	January 16, 2025
ISSUE PRICE:	99.001% (plus accrued interest, if any, from September 16, 2014, the expected settlement date)
INTEREST PAYMENT DATES:	January 16 and July 16, commencing on January 16, 2015
COUPON RATE:	4.125%
BENCHMARK TREASURY:	UST 2.375% due August 15, 2024
BENCHMARK TREASURY SPOT AND YIELD:	98-30, 2.496%
SPREAD TO BENCHMARK TREASURY:	+175 basis points
YIELD:	4.246%
PRICING DATE:	September 9, 2014
EXPECTED SETTLEMENT DATE:	September 16, 2014, T+5

NET PROCEEDS BEFORE EXPENSES:	$1,184,412,000
RATINGS:	Moody’s: Baa2 S&P: BBB Fitch: BBB
CUSIP/ISIN:	CUSIP: 279158AK5 ISIN: US279158AK55
CLEARING:	DTC
JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC
MINIMUM DENOMINATION:	$1,000 and integral multiples of $1,000 in excess thereof
GOVERNING LAW:	New York
FORMAT:	Registered
DAY COUNT:	30/360
OPTIONAL REDEMPTION PROVISIONS:	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 25 basis points.
WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including the Issuer’s current reports on Form 6-K filed with the SEC on September 9, 2014 and accessible via the following links: https://www.sec.gov/Archives/edgar/data/1444406/000114420414054925/v388610_6k.htm; https://www.sec.gov/Archives/edgar/data/1444406/000114420414054924/0001144204-14-054924-index.htm. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or e-mailing Citigroup Global Markets Inc. at 1-800-831-9146 or J.P. Morgan Securities LLC at 1-866-846-2874.